[National Security Life and Annuity Company Letterhead]
June 24, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	National Security Variable Account N
National Security Life and Annuity Company
Pre-Effective Amendment No. 2 on Form N-4
NScore Lite III VA Contract (SEC File Nos. 333-164068; 811-10619)
NScore Premier II VA Contract (SEC File Nos. 333-164071; 811-10619)
NScore Flex II VA Contract (SEC File Nos. 333-164072; 811-10619)
NScore Xtra II VA Contract (SEC File Nos. 333-164074; 811-10619)
NScore Wrap VA Contract (SEC File Nos. 333-164076; 811-10619)
Ladies and Gentlemen:
     On behalf of National Security Life and Annuity Company (the “Company”) and its National Security Variable Account N (the “Separate Account”), the Company and the Separate Account represent that all changes to the above-referenced registration statements (each a “Registration Statement”), including amended disclosure or removed disclosure, discussed and agreed upon with the Company’s outside counsel, Dykema Gossett PLLC and the staff of the U.S. Securities and Exchange Commission (the “Commission”) have been made to each Registration Statement, where applicable.
     The undersigned is an officer to the Company and is duly authorized to make such representations on behalf of the Company and its Separate Account.
     Please contact the undersigned at 513.794.6278 or Heather Harker, Dykema Gossett PLLC at 202.906.8649 should you have any questions.
Sincerely,
/s/ Kimberly Plante
Associate Counsel
National Security Life and Annuity Company
Cc:	Ms. Rebecca Marquigny U.S. Securities and Exchange Commission